EXHIBIT 21.1

SCHEDULE OF SUBSIDIARIES

Name	Domicile	% of ownership

VHGI Gold, LLC	Delaware	100%

VHGI Energy, LLC	Delaware	100%

Medical Office Software, Inc.	Delaware	100%

VHGI Coal, Inc.	Delaware	100%

Lily Group, Inc. *	Indiana	100%
•Owned 100% by VHGI Coal Inc.